United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Press Release

Signature Page

Press Release

CVRD sells its stake in GIIC
Rio de Janeiro, May 29, 2006 – Companhia Vale do Rio Doce (CVRD) sold its 50% stake in Gulf Industrial Investment Company (GIIC), a pellet producer based in Bahrain, for US$ 418 million, out of which US$ 41 million corresponds to retained earnings.
Having different views about GIIC business management, CVRD and its partner in the joint venture, Gulf Investment Corporation, decided to enter into a mandatory buy-sell agreement to solve the divergences in accordance with the current shareholders’ agreement.
One of the key points of the Company’s strategy for the ferrous minerals business is to pursue the consolidation of its global leadership in the pellet seaborne market in order to maximize the benefits arising from the significant long term growth potential of the pellet demand.
CVRD is developing the Itabiritos project, in the state of Minas Gerais, Brazil, which involves the construction of a pellet plant with a production capacity of 7 million tons per year. Simultaneously, the Tubarão VIII project will be submitted to the approval of CVRD’s Board of Directors. Tubarão VIII involves the construction of a pelletizing plant at the CVRD port of Tubarão, Vitoria, state of Espirito Santo, Brazil, with a capacity to produce 7 million tons per year.
Samarco, a joint venture where CVRD owns 50%, is investing in a project to build its third pellet plant, with 7.6 million tons per year production capacity.
GIIC produced 4 million tons of pellets last year, 7.1% of the total pellet production of CVRD and its joint ventures, 56.4 million tons. Therefore, the sale of the Company’s stake will not thwart its strategy to expand its presence in the attractive global pellet market. The conclusion of the above-mentioned projects is expected to increase total production capacity of CVRD and its joint ventures to 74.0 million tons by 2008.
The sale of the stake in GIIC will not have any effect on the supply of pellets to CVRD clients in the Middle East, as the Company has capacity to continue to supply them from its operating units in Brazil.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br +55-21-3814-4353
Fábio Lima: fabio.lima@cvrd.com.br +55-21-3814-4271
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: May 29, 2006	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations